May 22, 2006

Mail Stop 4561

Norman E. Corn
Chief Executive Officer
120 Corporate Blvd.
South Plainfield, NJ 07080

Re: **Ion Networks**
Post-Effective Amendment No. 1 to Registration Statement on Form SB-2
Filed on May 2, 2006
File No. 333-124274

Form 10-KSB for the year ended December 31, 2005
Form 10-QSB for the quarter ended March 31, 2006
File No. 0-13117

Dear Mr. Corn:

This is to advise you that we have limited our review of the above-referenced filings to the matters addressed in the comments below. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Post-Effective Amendment No. 1 to Registration Statement on Form SB-2

General

1. Please update the financial statements to comply with Item 310(g) of Regulation S-B.

Undertakings, page 67

2. The undertakings under Item 512 of Regulation S-K relating to Rule 415 offerings have been amended recently. Please revise your undertakings in conformity with the Item 512 of Regulation S-B.

Exhibit 5.1

3. Please have counsel supplementally confirm that it is their understanding that the reference to "General Corporation Law of the State of Delaware" also includes the Delaware statutory provisions as well as the Delaware Constitution as interpreted by the courts. See Section VIII(A)(14) of our Current Issues Outline available on our public website at www.sec.gov.

Exhibit 23.1

4. In future filings please revise to separately file your "INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S CONSENT" as a separately tagged exhibit

Form 10-K for the year ended December 31, 2005.

General

5. Please revise your Form 10-K to separately file your certifications as exhibits to the Form 10-K and not as part of the Form 10-K.

Controls and Procedures, page 18

6. We reissue comment 11 of our letter dated May 20, 2005. You disclose that there were no "significant changes" in Ion's internal controls over financial reporting that could "significantly affect internal controls subsequent to their evaluation." In this regard it does not appear that your disclosure is consistent with the requirements of Item 308(c) of Regulation S-B and Rule 13a-15(d) of the Exchange Act. Please revise to state if true that there was not "any change" that occurred during your last fiscal quarter that materially affected or was reasonably likely to materially affect, your internal controls over financial reporting.

Form 10-QSB for the quarter ended March 31, 2006

7. Please revise your Form 10-QSB in accordance with our comments on your Form 10-KSB.

* * * * *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Prior to our declaration of the effective date of the pending post-effective amendment pursuant to Section 8(c) of the Securities Act, the company should furnish a letter acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions, please call Adam Halper, at (202) 551-3482. If you require additional assistance you may contact Anne Nguyen, Special Counsel, at (202) 551-3611 or the undersigned, at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

Norman E. Corn
Ion Networks
May 22, 2006
Page 4

cc: <u>Via facsimile: (973) 966-1015</u>
        Michael W. Zelenty
        Pitney Hardin LLP